JAMES J. SPRING III
SHAREHOLDER
DIRECT DIAL NO.(713) 658-2572
E-MAIL: j.spring@chamberlainlaw.com

June 13, 2006

Ms. Tangela Richter

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Geokinetics Inc.
Amendment No. 1 to Form S-1
Filed April 27, 2006
File No. 333-130777
Form 10-K for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
File No. 0-09268
Amendment No. 2 to Form 8-K
Filed February 10, 2004
File No. 0-09268

Dear Ms. Richter:

                On behalf of Geokinetics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in its comment letter dated May 25, 2006 (the “Comment Letter”). For your convenience, we have repeated each comment exactly as given in the Comment Letter and set forth below such comment is the Company’s response.

General

1.                                       You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendments you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document and in the other documents reviewed. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in this document or in another document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

                Response:  The Company has addressed each portion of the Staff’s comments and, when applicable, made conforming changes throughout Amendment No. 2 to the Form S-1 (the “Form S-1”), and has made parallel changes throughout Amendment No. 1 to the Form 10-K (the “Form 10-K”), Amendment No. 3 to the Form 8-K/A (the “Form 8-K”) and Amendment No. 1 to the Form 10-Q for the three month period ended March 31, 2006 (the “Form 10-Q”), as affected by the Staff’s comments.

Where You Can Find More Information, page ii

2.                                       Please update the address for the SEC.  The current address is: 100 F. St. N.E., Washington, D.C. 20549.

                Response:  The Company has updated the address for the SEC in its filings.

3.                                       Please update your disclosure to incorporate by reference your Quarterly Report on Form 10-Q for the three month period ended March 31, 2006 into your Form S-l. Tell us the reasons you continue to incorporate the 2005 interim reports.  Also update disclosures about accounting policies adopted in your 2006 first quarter on page 12.

                                                  Response:  The Company has updated its disclosure to incorporate by reference its Form 10-Q for the three month period ended March 31, 2006 into its Form S-1.  It has also revised the Form S-1 to remove any incorporation of 2005 interim reports.  The Company has updated its disclosures regarding accounting policies adopted in its first quarter of 2006.  See page 10 of the Form 10-Q, page 14 of the Form S-1 and page F-13 of the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 8

4.                                       The caption on your table of financial measures indicating the amounts are in thousands of dollars appears to be inconsistent with some of the amounts appearing on the investing and financing cash flow line items. Please revise or advise.

                                                  Response:  The Company has revised and corrected its disclosures on page 11 of the Form S-1 in response to the Staff’s comment and made a conforming change on page 13.

Risk Factors, page 21

5.                                       Please revise you risk factor disclosure to comply with the requirements of Item 503 of Regulation S-K. Specifically, please set forth each separate risk factor under a separate caption that adequately describes the risk to investors. Also, please note that the forepart of the prospectus should include only the cover page, table of contents, summary and risk factors sections. Please revise your disclosure accordingly.

                                                  Response:  The Company has revised its risk factor disclosure beginning on page 5 to comply with the requirements of Item 503 of Regulation S-K and to conform to the disclosures in its Form 10-K.  The Company has also revised the forepart of the prospectus to include only the cover page, table of contents, summary and risk factors sections.

6.                                       We note you disclosed that you may be subject to significant financial penalties if your registration statement does not become effective by April 30, 2006 (May 31, 2006 in the case of a “full review” by the Commission), or it fails to remain continuously effective as required by the Registration Rights Agreement. Please add disclosure in your MD&A to quantify the extent of your financial penalties and the rate at which these will accrue.

                                                  Response:  The Company has added disclosure on page 12 of the Form S-1, pages 8 and 16 of the Form 10-Q and pages 15, F-19 and F-20 of the Form 10-K in response to the Staff’s comment.

Selling Stockholders, page 32

7.                                       Please identify the natural person with the power to vote or to dispose of the securities offered for resale by the entities listed as selling stockholders.

                                                  Response:  The Company has identified on page 35 of the Form S-1 the natural person with the power to vote or to dispose of the securities offered for resale by each of the entities listed as selling stockholders.

Form 10-K for Fiscal Year Ended December 31. 2005 General

8.                                       For all comments issued below on your Form 10-K, please make parallel changes to the accounting and disclosures in your Forms 10-Q and Form S-l, as amended, where appropriate.

                                                  Response:  For all comments on its Form 10-K, the Company has made parallel changes to the accounting and disclosures in its Form 10-Q and Form S-1, where appropriate.

Financial Statements

Consolidated Statements of Operations, page F-6

9.                                       We note that you recorded a gain on financial restructuring of $83,830,575 in 2003 but we do not see any detailed disclosure of the transaction that resulted in this gain. Please add a note to your financial statements to disclose the nature and terms of the transaction and any related activities associated with the financial restructuring that gave rise to this gain. Tell us the specific accounting literature that you have applied.

                                                Response:  The Company has added Note 7 to its Consolidated Financial Statements on page F-17 to disclose the nature and terms of the transaction and any related activities associated with the financial restructuring.  The Company relied upon FASB Statement No. 15 and EITF 02-4 to determine the gain amount.

Consolidated Statements of Stockholders’ Equity, page F-7

10.                                 We note that although you recorded a reverse stock split, shown as a reduction of 18,802,277 common shares in your equity statement, we do not see any disclosure explaining the specific terms or date of this reverse stock split. Please add a note to your financial statements to disclose this information. Additionally, add a subtotal to show the net effect on your common shares outstanding as of December 31, 2002, after having retroactively adjusted for your reverse stock split.

                                                  Response:  The Company has added disclosure explaining the specific terms of the reverse stock split in Note 7 on page F-17.  The Company has added a subtotal to the Consolidated Statements of Stockholders’ Deficit on page F-7 to show the net effect on the Company’s common shares outstanding.

11.                                 We note that you recorded two significant sales of securities, including issuance of 18,802,234 common shares in 2003 and 24,670,000 common shares in 2005.  We note that you issued the 24,670,000 common shares as part of your fourth quarter 2005 Private Investment in Public Equity Transaction (PIPE Transaction), and that you are filing the Form S-l to register these shares. However, we do not see any detailed disclosure of your 2003 sale transaction in which you issued the 18,802,234 common shares. Please add a note to your financial statements to disclose this transaction in more detail. Additionally, disclose whether there was a change of control of your company that occurred with either or both of these securities sale transactions.

                                                  Response:  Please see new Note 7 on page F-17.  As reflected in new Note 7, in May 2003, the Company completed a 1 for 100 reverse stock split, a debt restructuring and a private placement of common stock.  As a result, the holders of the Company’s stock prior to the reverse stock split were diluted from 100% ownership of the Company to 1% ownership of the Company after giving effect to the reverse stock split.  The Company then issued an additional 18,802,234 shares of common stock to the following: (1) Blackhawk Investors II, L.L.C. — 5,317,804 shares, representing 28% of the Company’s outstanding shares; (2) Valentis SB LP — 5,317,803 shares, representing 28% of the Company’s outstanding shares; (3) GeoLease Partners, L.P. — 7,063,158 shares, representing 37.2% of the Company’s outstanding shares; and (4) 1,103,469 shares, distributed to the Company’s 2003 Senior Secured Noteholders.  In December 2005, the Company issued 24,670,000 shares of common stock in a private placement.  Subsequent to the December 2005 private placement, the Company’s stock ownership, based on 53,503,093 shares outstanding was as follows: (1) Steven A. Webster — 5,474,116 shares owned of record and 7,647,178 shares beneficially owned for a total of 13,121,294, representing 24.5% of the Company’s outstanding shares; (2) Maple Leaf Offshore Ltd., Maple Leaf Partners, LP and Maple Leaf Partners I, LP — in the aggregate, 14,000,000 shares, representing 26.2% of the Company’s outstanding shares; (3) GeoLease Partners,

L.P. — 5,902,952 shares, representing 11.1% of the Company’s outstanding shares; (4) Blackhawk Investors II, L.L.C. — 5,317,804 shares, representing 9.9% of the Company’s outstanding shares; (5) Valentis SB LP — 5,317,803 shares, representing 9.9% of the Company’s outstanding shares; and (6) William R. Ziegler — 2,648,756 shares owned of record and 5,657,178 shares beneficially owned for a total of 8,305,934, representing 15.5% of the Company’s outstanding shares.  No other stockholder owns an interest in the Company which equals or exceeds the interests of the stockholders listed above.

                                                  As a result of the transactions outlined above, no stockholder of the Company gained effective control of the Company nor was required to consolidate the Company into its financial statements.  Therefore, the Company has continued to use the historical basis of accounting after the 2003 and 2005 transactions.  In coming to this conclusion, the Company relied upon EITF 85-21, SAB 54 and SAB 73.

12.                                 With regard to your presentation of the 24,670,000 common shares on page F-7, we note through your presentation on page F-5 and disclosure on page F-19 that as of December 31, 2005, you classified these common shares as temporary equity due to the liquidated damage provision in your registration rights agreements. Since the shares are grouped with the other common shares, it would seem appropriate to include two line items in your equity statement, one to show proceeds in the equity accounts, another for the deduction from APIC to reflect your reclassification to temporary equity, with a footnote explaining the reason for the reclassification. It appears you would need to retain and reflect the full par value of outstanding common shares in the common stock column.

                                                  Response:  The Company has revised the presentations on pages F-5 and F-7 and added disclosure to pages 5 and F-19 of the Form 10-K in response to the Staff’s comments.  Please also refer to corresponding disclosures on page 12 of the Form S-1 and pages 4 and 8 of the Form 10-Q.

Consolidated Statements of Cash Flows, page F-8

13.                                 Please revise your consolidated statements of cash flows to reflect your $3.020 million cash obtained in acquisition of Trace as part of your investing activities, netted against your purchase of Trace Energy Services, Ltd. line item.

                                                  Response:  The Company has revised the consolidated statements of cash flows on page F-8 to comply with the Staff’s comment and made a corresponding change on page 13 of the Form S-1.

Note 1 - Summary of Significant Accounting Policies, page F-9

14.                                 It would be appropriate to modify your labeling of the work in progress policy note to also indicate that it covers your revenue recognition methodology. Also please elaborate on the criteria utilized as a basis for recognition. It should be clear how you have considered the various criteria set forth in SAB Topic 13.

                                                  Response:  The Company expanded the labeling of its work in progress policy on pages 17 and F-10 of the Form 10-K to comply with the SEC’s comment and made a corresponding change on page 14 of the Form S-1.

Note 2 - Property and Equipment, page F-13

15.                                 We note that you have doubled the estimated useful lives assigned to seismic field operating equipment, and increased the estimated residual value of these assets utilized in calculating depreciation expense. Although you state that the effects were not material in 2005, since you implemented this change on December 1, 2005, it is unclear whether your assertion would also pertain to a full year of depreciation under the new parameters. Therefore, we believe that you should include disclosure in MD&A addressing the indicative value of your reported results in this area. Please also describe the information that came to your attention causing you to believe these revisions were necessary, and the manner by which you determined the new estimates were appropriate.

                                                  Response:  The Company has provided additional disclosure on page 13 of the Form 10-K and page 10 of the Form S-1 in response to the Commission’s comments.

Note 9 - Acquisition of Trace Energy Services, Ltd., page F-19

16.                                 The disclosure of your purchase price on page F-19 of $19,642,000 is inconsistent with the corresponding amount of $19,462,000 reported on page F-20.

                                                  Response:  The Company has revised its disclosures on pages F-20 and F-21 of the Form 10-K regarding the purchase price in response to Comment 17 below.

17.                                 Please expand your disclosure on page F-20 to show that net cash paid to acquire Trace is $14.342 million, representing the $17.362 million that you paid, net of $3.020 million cash received along with the business, to tie to the amount on the Purchase of Trace line item on your consolidated statements of cash flows.

                                                  Response:  The Company has revised its disclosures on pages 11 and F-21 of the Form 10-K in response to the Staff’s comment and made a conforming change on page 9 of the Form S-1.

Note 10 - Related Party Transactions, page F-22

18.                                 We note you disclosed that at both December 31, 2005 and 2004, you owed a director $389,873 and an investment group $162,500 in consulting fees, which amounts are included as amounts due to officers and shareholders on your balance sheet. Please disclose when the payments are due and when you plan to pay them.

                                                  Response:  The Company has disclosed when the payments are due and when it plans to pay them on pages 30 and F-23 of the Form 10-K.

Note 12 - Private Placement of Redeemable Preferred Stock, page F-23

19.                                 Please expand your disclosure to discuss the amount and timing of your convertible preferred stock’s beneficial conversion feature and dividend accretion recorded, and the manner by which you determined the amounts recorded. We would like to understand how your accounting compares to that required under paragraph 6 of EITF 98-5. Please submit the calculations you performed in determining the amount attributed to the beneficial conversion feature along with your reply.

                                                  Response:  The Company has provided additional disclosure in Note 13 on page F-25 of the Form 10-K to reflect the Staff’s comment.  The Company’s calculations performed in determining the amount attributed to the beneficial conversion feature are attached hereto as Exhibit A.

Note 17 - Senior Executive Incentive Program, page F-27

20.                                 We note you disclosed that your senior executives were paid bonuses of $240,000 and $195,000 in March 2006, and $190,000 in March 2005. Please expand your disclosure to state when these bonuses were expensed on your books, and your rationale in selecting those periods if not otherwise apparent.

                                                  Response:  The Company has revised its disclosure on pages F-28 and F-29 of the Form 10-K in response to the Staff’s comment.

Certifications - Exhibits 31.1 and 31.2

21.                                 Your certifications do not appear to comply with Item 601(b)(31) of Regulation S-K, specifically as they relate to the following points:

(a)                                  Your statement in paragraph 4(b) does not indicate that you evaluated the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report.

(b)                                 You have not provided the assertion required for paragraph 4(d), regarding certification about your disclosure in this report of any change in your internal control over financial reporting.

(c)                                  The assertion in paragraph 6 is no longer a required item.

                                                  Response:  The Company has revised its Certifications in Exhibits 31.1 and 31.2 in response to the Staff’s comments.

Amendment No. 2 to Form 8-K filed February 10.2006

Financial Statements — Trace Energy Services, Ltd.

Note 13 — United States Accounting Principles and Reporting, page 16

22.                                 We note the presentation of both “gross profit” and “earnings before amortization, depreciation, interest, income taxes and other” on the consolidated statements of operations and deficit. Please note that under U.S. GAAP, gross profit should include depreciation expense that is attributable to cost of sales; and a measure of earnings before depreciation on the face of the income statement is generally not permissible. Accordingly, please add note disclosure to explain these differences and to reconcile your measure of gross profit to the comparable U.S. GAAP based measure.

                                                  Response:  The Company has revised the Consolidated Statements of Operations and Deficit in the Form 8-K to reflect the Staff’s comment.

Unaudited Pro Forma Financial Statements, page 23

23.                                 Please add narrative in the introductory section to your pro forma information discussing the translation of the Trace Energy Services, Ltd. financial statements from Canadian Dollars to U.S. Dollars, including the foreign exchange rates utilized, encompassing disclosure similar to that provided in point (2) on page 28.  Please label your unaudited pro forma financial statements on pages 24 to 26 to indicate that they are shown in U.S. Dollars, consistent with the representation.

                                                  Response: The Company has revised its disclosure on pages 23-26 of the Form 8-K to reflect the Staff’s comments.

Notes to Pro Forma Financial Information, page 27

24.                                 Please reconfigure the presentation of your footnote explanations into two sections to differentiate between the explanatory notes that relate to your pro forma adjustments and those that do not. Additionally, within your footnote explanations, segregate the debits and credits to be consistent with your pro forma adjustment presentation. Finally, add appropriate footnote numerical references to all applicable line items in the pro forma adjustment footnote reference column.

                                                  Response:  The Company has revised its disclosure on pages 24-30 of the Form 8-K to respond to the Staff’s comments.

25.                                 Add disclosure to point (1) on page 28 to explain how you translated the cash payment paid from 35 million Canadian Dollars to 18,173,764 U.S. Dollars.

                                                  Response:  The Company has provided additional disclosure to point (1) on page 27 of the Form 8-K in response to the Staff’s comment.

26.                                 Add disclosure to point (13) on page 30 to describe the nature of the capital assets purchased “...for the seismic acquisition operation,” clarifying whether such purchase is incremental to the Trace Energy Services Ltd. acquisition, and if so, to specify the date of the transaction and to include the amount and form of consideration conveyed.

                                                  Response:  The Company has provided additional disclosure in Note (13) on page 30 of the Form 8-K in response to the Staff’s comment.

27.                                 Add disclosure to point (14) on page 30 to state the amount of third party costs that are excluded from revenue in your pro forma presentation, and to explain the nature of items included in these third party costs. Revise the pro forma statement of operations to show historical revenues and expenses in the appropriate column, and the third party costs as pro forma adjustments), presumably to both revenue and cost line items. Additionally, please clarify whether you believe this difference in reporting contract revenue should be addressed as a GAAP difference in Note 13 on page 16.

                                                  Response:  The Company has revised the Unaudited Pro Forma Statements of Operations on pages 24 and 25 and Note (14) on page 30 of the Form 8-K in response to the Staff’s comments.  It is the Company’s belief that this difference in reporting contract revenue does not constitute a GAAP difference to be addressed in Note 13 on page 16.  Trace financial statements have been prepared in conformity with other industry participants.  However, the Company has made pro forma adjustments to conform Trace’s presentation with the Company’s financial statement presentation regarding revenue recognition and third party costs.

                If you have any questions or require additional information, please call me at (713) 658-2572.

Very truly yours,

CHAMBERLAIN, HRDLICKA, WHITE,
WILLIAMS & MARTIN, P.C.

/s/ James J. Spring, III

James J. Spring, III

JJS:md

Attachment (1)

0574398.03

940480-000000

cc:	Mr. Thomas J. Concannon
Mr. Michael A. Schott
Ms. Angelina M. Zinn

Exhibit A

GEOKINETICS INC

PREFERRED STOCK

2004 PRIVATE PLACEMENT

	CARRYING	PREFERRED
	VALUE OF	STOCK	MONTHLY	ACCRUED	MONTHLY
	PREFERRED	ADJUSTED FOR	ACCRETION	DIVIDEND	DIVIDEND
	STOCK	ACCRETION	OF COSTS	LIABILITY	ACCRUAL
2004:
PROCEEDS		2,499,900.00
COSTS		(116,531.31)
		2,383,368.69
DECEMBER		1,975.00	1,975.00	12,499.50	12,499.50

BALANCE 12/31/04	2,397,843.19	2,385,343.69	1,975.00	12,499.50	12,499.50

2005:
JANUARY	2,412,317.69	2,387,318.69	1,975.00	24,999.00	12,499.50
FEBRUARY	2,426,792.19	2,389,293.69	1,975.00	37,498.50	12,499.50
MARCH	2,441,266.69	2,391,268.69	1,975.00	49,998.00	12,499.50
APRIL	2,455,741.19	2,393,243.69	1,975.00	62,497.50	12,499.50
MAY	2,470,215.69	2,395,218.69	1,975.00	74,997.00	12,499.50
JUNE	2,484,690.19	2,397,193.69	1,975.00	87,496.50	12,499.50
JULY	2,499,164.69	2,399,168.69	1,975.00	99,996.00	12,499.50
AUGUST	2,513,639.19	2,401,143.69	1,975.00	112,495.50	12,499.50
SEPTEMBER	2,528,113.69	2,403,118.69	1,975.00	124,995.00	12,499.50
OCTOBER	2,542,588.19	2,405,093.69	1,975.00	137,494.50	12,499.50
NOVEMBER	2,557,062.69	2,407,068.69	1,975.00	149,994.00	12,499.50
DECEMBER	2,571,537.19	2,409,043.69	1,975.00	162,493.50	12,499.50

BALANCE 12/31/05	2,571,537.19	2,409,043.69	23,700.00	162,493.50	149,994.00

2006:
JANUARY	2,586,011.69	2,411,018.69	1,975.00	174,993.00	12,499.50
FEBRUARY	2,600,486.19	2,412,993.69	1,975.00	187,492.50	12,499.50
MARCH	2,614,960.69	2,414,968.69	1,975.00	199,992.00	12,499.50
APRIL	2,629,435.19	2,416,943.69	1,975.00	212,491.50	12,499.50
MAY	2,643,909.69	2,418,918.69	1,975.00	224,991.00	12,499.50
JUNE	2,658,384.19	2,420,893.69	1,975.00	237,490.50	12,499.50
JULY	2,672,858.69	2,422,868.69	1,975.00	249,990.00	12,499.50
AUGUST	2,687,333.19	2,424,843.69	1,975.00	262,489.50	12,499.50
SEPTEMBER	2,701,807.69	2,426,818.69	1,975.00	274,989.00	12,499.50
OCTOBER	2,716,282.19	2,428,793.69	1,975.00	287,488.50	12,499.50
NOVEMBER	2,730,756.69	2,430,768.69	1,975.00	299,988.00	12,499.50
DECEMBER	2,745,231.19	2,432,743.69	1,975.00	312,487.50	12,499.50

BALANCE 12/31/06	2,745,231.19	2,432,743.69	23,700.00	312,487.50	149,994.00

2007:
JANUARY	2,759,705.69	2,434,718.69	1,975.00	324,987.00	12,499.50
FEBRUARY	2,774,180.19	2,436,693.69	1,975.00	337,486.50	12,499.50
MARCH	2,788,654.69	2,438,668.69	1,975.00	349,986.00	12,499.50
APRIL	2,803,129.19	2,440,643.69	1,975.00	362,485.50	12,499.50
MAY	2,817,603.69	2,442,618.69	1,975.00	374,985.00	12,499.50
JUNE	2,832,078.19	2,444,593.69	1,975.00	387,484.50	12,499.50
JULY	2,846,552.69	2,446,568.69	1,975.00	399,984.00	12,499.50
AUGUST	2,861,027.19	2,448,543.69	1,975.00	412,483.50	12,499.50
SEPTEMBER	2,875,501.69	2,450,518.69	1,975.00	424,983.00	12,499.50
OCTOBER	2,889,976.19	2,452,493.69	1,975.00	437,482.50	12,499.50
NOVEMBER	2,904,450.69	2,454,468.69	1,975.00	449,982.00	12,499.50
DECEMBER	2,918,925.19	2,456,443.69	1,975.00	462,481.50	12,499.50

BALANCE 12/31/07	2,918,925.19	2,456,443.69	23,700.00	462,481.50	149,994.00

	CARRYING	PREFERRED
	VALUE OF	STOCK		ACCRUED
	PREFERRED	ADJUSTED FOR	ACCRETION	DIVIDEND	DIVIDEND
	STOCK	ACCRETION	OF COSTS	LIABILITY	ACCRUAL

2008:
JANUARY	2,933,399.69	2,458,418.69	1,975.00	474,981.00	12,499.50
FEBRUARY	2,947,874.19	2,460,393.69	1,975.00	487,480.50	12,499.50
MARCH	2,962,348.69	2,462,368.69	1,975.00	499,980.00	12,499.50
APRIL	2,976,823.19	2,464,343.69	1,975.00	512,479.50	12,499.50
MAY	2,991,297.69	2,466,318.69	1,975.00	524,979.00	12,499.50
JUNE	3,005,772.19	2,468,293.69	1,975.00	537,478.50	12,499.50
JULY	3,020,246.69	2,470,268.69	1,975.00	549,978.00	12,499.50
AUGUST	3,034,721.19	2,472,243.69	1,975.00	562,477.50	12,499.50
SEPTEMBER	3,049,195.69	2,474,218.69	1,975.00	574,977.00	12,499.50
OCTOBER	3,063,670.19	2,476,193.69	1,975.00	587,476.50	12,499.50
NOVEMBER	3,078,144.69	2,478,168.69	1,975.00	599,976.00	12,499.50
DECEMBER	3,092,619.19	2,480,143.69	1,975.00	612,475.50	12,499.50

BALANCE 12/31/08	3,092,619.19	2,480,143.69	23,700.00	612,475.50	149,994.00

2009:
JANUARY	3,107,093.69	2,482,118.69	1,975.00	624,975.00	12,499.50
FEBRUARY	3,121,568.19	2,484,093.69	1,975.00	637,474.50	12,499.50
MARCH	3,136,042.69	2,486,068.69	1,975.00	649,974.00	12,499.50
APRIL	3,150,517.19	2,488,043.69	1,975.00	662,473.50	12,499.50
MAY	3,164,991.69	2,490,018.69	1,975.00	674,973.00	12,499.50
JUNE	3,179,466.19	2,491,993.69	1,975.00	687,472.50	12,499.50
JULY	3,193,940.69	2,493,968.69	1,975.00	699,972.00	12,499.50
AUGUST	3,208,415.19	2,495,943.69	1,975.00	712,471.50	12,499.50
SEPTEMBER	3,222,889.69	2,497,918.69	1,975.00	724,971.00	12,499.50
OCTOBER	3,237,370.50	2,499,900.00	1,981.31	737,470.50	12,499.50
NOVEMBER	3,249,870.00	2,499,900.00	—	749,970.00	12,499.50
DECEMBER	3,249,870.00	2,499,900.00	—	749,970.00

BALANCE 12/31/09	3,249,870.00	2,499,900.00	19,756.31	749,970.00	137,494.50

NOTES:

(1) —

CARRYING VALUE OF PREFERRED STOCK REPRESENTS THE GROSS PROCEEDS OF THE OFFERING, REDUCED BY THE COST OF THE OFFERING, ADJUSTED MONTHLY BY THE ACCRETION OF THE OFFERING COSTS AND ACCRUAL OF THE DIVIDENDS.

(2) —

ACCRETION OF COSTS RELATED TO THE OFFERING IS CALCULATED OVER THE 59 MONTH PERIOD BEGINNING ON THE DATE OF THE PRIVATE PLACEMENT ON NOVEMBER 30, 2004 AND ENDING ON OCTOBER 31, 2009, AT WHICH TIME THE HOLDERS OF 51% OF THE PREFERRED STOCK MAY BY WRITTEN NOTICE REQUIRE THE COMPANY TO CONVERT 100% OF THE STOCK.

(3) —	DIVIDENDS ACCRUE ANNUALLY AT THE RATE OF 6% ON THE ORIGINAL ISSUE PRICE AND ARE RECORDED MONTHLY BY THE COMPANY FOR REPORTING PURPOSES.